3/8/07



07006717

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
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RECD S.E.C.
MAR 8 2007
603

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 51067 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Preferred Financial Group

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2829 West Henrietta Road
(No. and Street)

Rochester (City) — New York (State) — 14623-2331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elliott R. Mibaum — 585-427-2420 (Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schacht & Oliver LLP
(Name — *if individual, state last, first, middle name*)

3445 Winton Place (Address) — Rochester (City) — New York (State) — 14623-2950 (Zip Code)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Elliott R. Mibaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Preferred Financial Group, as of December 31, 2006, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________________

______________________________________

______________________________________



SARAH SLESAK
NOTARY PUBLIC, STATE OF
QUALIFIED IN MONROE COUNTY
MY COMM. EXP. 8/8/09


Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

**SCHACHT & OLIVER, LLP**
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(585) 427-0500 • Fax (585) 427-0218

INDEPENDENT AUDITOR'S REPORT

ACCRUAL BASIS

Mr. Elliott R. Mibaum
Preferred Holding Corporation
Rochester, New York

We have audited the accompanying balance statements of financial condition of Preferred Holding Corporation as of December 31, 2006 and 2005, and the related statements of operations shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Holding Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



SCHACHT & OLIVER, LLP

February 7, 2007

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

BALANCE SHEET

ASSETS

| | December 31 | |
|---|---|---|
| | 2006 | 2005 |
| Current Assets | | |
| Cash | $ 20,352 | $ 15,842 |
| Accounts Receivable | 101,053 | 38,800 |
| Total Current Assets | $121,405 | $ 54,642 |
| Property and Equipment, net of accumulated depreciation of $12,476 and $13,174 respectively | 35,173 | 28,493 |
| Other Assets | | |
| Investment - Brent Capital | 149,115 | 107,324 |
| TOTAL ASSETS | $305,693 | $190,459 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2006 | 2005 |
|---|---|---|
| Current Liabilities | | |
| Payroll Taxes Payable | $ 2,245 | $ 1,800 |
| Accounts Payable | 95,401 | 9,920 |
| Total Current Liabilities | $ 97,646 | $ 11,720 |
| Stockholder's Equity | | |
| Common Stock - No Par Value; 200 Shares Authorized; 100 Shares issued and outstanding | 3,375 | 3,375 |
| Paid-In Capital | 24,000 | 0 |
| Retained Earnings | 180,672 | 175,364 |
| Total Stockholder's Equity | $208,047 | $178,739 |
| TOTAL LIABILITES AND STOCKHOLDER'S EQUITY | $305,693 | $190,459 |

The accompanying notes are an integral part of the financial statements.

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

STATEMENT OF OPERATIONS

| | Year Ended December 31 | |
|---|---|---|
| | 2006 | 2005 |
| Revenue - Commissions | $1,259,206 | $1,233,030 |
| Operating Expenses | | |
| Commissions - Others | 879,989 | 802,937 |
| Rent - Stockholder | 11,810 | 55,383 |
| Other | 157,551 | 146,150 |
| Total Operating Expenses | $1,049,350 | $1,004,470 |
| NET INCOME | $ 209,856 | $ 228,560 |

The accompanying notes are an integral part of the financial statements.

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

## ACCRUAL BASIS

## STATEMENT OF SHAREHOLDER'S EQUITY

| | Common Stock | Paid-In Capital | Retained Earnings | Shareholder's Equity |
|---|---|---|---|---|
| Balance - January 1, 2005 | $3,375 | $ 0 | $ 72,852 | $ 76,227 |
| Net Income | 0 | 0 | 228,560 | 228,560 |
| Distributions to Shareholder | 0 | 0 | ( 126,048) | ( 126,048) |
| Balance - December 31, 2005 | $3,375 | $ 0 | $175,364 | $178,739 |
| Capital Invested | 0 | 24,000 | ( 24,000) | 0 |
| Net Income | 0 | 0 | 209,856 | 209,856 |
| Distributions to Shareholder | 0 | 0 | ( 180,548) | ( 180,548) |
| BALANCE - DECEMBER 31, 2006 | $3,375 | $24,000 | $180,672 | $208,047 |

The accompanying notes are an integral part of the financial statements.

ELLIOT R. MIBAUM
PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

STATEMENT OF CASH FLOWS

| | Year Ended December 31 | |
|---|---|---|
| | 2006 | 2005 |
| **Cash Flows from Operating Activities** | | |
| Net Income for the Year | $209,856 | $228,560 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | | |
| Depreciation | 4,900 | 4,213 |
| Loan Receivable - Blanche Gould | 0 | 100 |
| Accounts Receivable | ( 62,253) | ( 13,285) |
| Payroll Taxes | 444 | 850 |
| Accounts Payable | 85,481 | ( 9,979) |
| Net Cash Provided by Operating Activities | $238,428 | $210,459 |
| **Cash Provided by Investing Activities** | | |
| Building Improvements Made | ( 5,250) | ( 27,239) |
| Equipment Purchases | ( 6,329) | ( 3,810) |
| Signage Bought | 0 | ( 1,648) |
| Net Cash Provided by Investing Activities | ($ 11,579) | ($ 32,697) |
| **Cash Flows from Financing Activities** | | |
| Purchase of Brent Capital Stock | ( 41,791) | ( 42,980) |
| Withdrawal of Funds by Shareholders | ( 180,548) | ( 126,057) |
| Net Cash (Used) from Financing Activities | ($222,339) | ($169,037) |
| Net Increase in Cash | $ 4,510 | $ 8,725 |
| Cash Balance - January 1 | 15,842 | 7,117 |
| CASH BALANCE - DECEMBER 31 | $ 20,352 | $ 15,842 |

The accompanying notes are an integral part of the financial statements.

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

## Note A - The Company and Summary of Significant Accounting Policies

### The Corporation

The Corporation was incorporated in the State of New York on November 29, 2000 and began business January 1, 2002 as a broker-dealer in securities. The Corporation does not hold securities on behalf of its customers and functions only as a commission broker.

### Income Taxes

The Corporation has elected to be taxed as an "S" Corporation under Section 1362 of the Internal Revenue Code and under Chapter 103 of the New York State Tax Code. As an "S" Corporation the taxable income of the Corporation is generally passed through to the shareholder and taxed on an individual basis.

### Property and Equipment

Property and equipment consists of the following as of December 31:

| | 2006 | 2005 |
|---|---|---|
| Building Improvements | $32,499 | $27,249 |
| Signs | 1,648 | 1,648 |
| Office Equipment | 13,502 | 12,771 |
| | $47,649 | $41,668 |
| Less: Accumulated Depreciation | 12,476 | 13,175 |
| | $35,173 | $28,493 |

### Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note B - Net Capital Requirements

The Corporation is subject to the Uniform Net Capital Rule 15C3-1 of the Securities and Exchange Commission which requires net capital, as defined, shall be the greater of $5,000 or 6 2/3% of an aggregate indebtedness, as defined. The net capital as of December 31, 2006 was $6,510. The required capital at December 31, 2006 was $6,510.

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

Note C - Investment - Brent Capital

On February 1, 2003 the Corporation purchased 100% of Brent Capital Corporation, another commission broker. The purchase price is 50% of the overrides of the Brent's broker dealers' commission for 5 years, payable monthly. There is no interest added.

Note D - Related Activities

The Corporation rents its premises from the stockholder but has no lease or fixed rental amounts.

# PREFERRED HOLDING CORPORATION

## SUPPLEMENTARY INFORMATION

**SCHACHT & OLIVER, LLP**
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(585) 427-0500 • Fax (585) 427-0218

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Mr. Elliott R. Mibaum
Preferred Holding Corporation

We have audited the accompanying financial statements of Preferred Holding Corporation as of December 31, 2006 and 2005 and have issued our report thereon dated February 7, 2006. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 7 through 12 is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



SCHACHT & OLIVER, LLP

Rochester, New York
February 7, 2007

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

SUPPLEMENTARY INFORMATION

| | Year Ended December 31 | |
|---|---|---|
| | 2006 | 2005 |
| Schedule of Operating Expenses | | |
| Advertising expense | $ 25,065 | $ 23,460 |
| Automobile expense | 2,448 | 2,147 |
| Clerical fees | 0 | 418 |
| Consultation fees | 0 | 2,500 |
| Contributions | 6,027 | 927 |
| Depreciation expense | 4,900 | 4,213 |
| Dues, licenses and subscriptions | 200 | 920 |
| Equipment rental | 3,860 | 4,888 |
| Gifts | 50 | 500 |
| Insurance | 13,028 | 19,507 |
| Interest and bank charges | 223 | 1,563 |
| Landscaping and snow removal | 1,188 | 3,295 |
| Miscellaneous | 1,463 | 604 |
| New York State franchise tax | 100 | 100 |
| Office expense and supplies | 7,162 | 4,579 |
| Payroll | 28,410 | 26,710 |
| Payroll taxes | 4,719 | 7,557 |
| Postage and delivery | 5,464 | 4,239 |
| Profession fees | 4,494 | 2,728 |
| Regulatory fees | 5,590 | 7,054 |
| Repairs and maintenance | 16,855 | 5,845 |
| Telephone | 8,790 | 7,264 |
| Travel and entertainment | 8,561 | 4,326 |
| Utilities | 8,954 | 10,806 |
| TOTAL OPERATING EXPENSES | $157,551 | $146,150 |

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

SUPPLEMENTARY INFORMATION cont'd

| | Year Ended December 31 | |
|---|---|---|
| | 2006 | 2005 |
| **COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1** | | |
| Total Corporation's Capital per Accompanying Statement of Financial Condition | $23,759 | $178,739 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| (1) Minimum net capital at 6 2/3% or aggregate indebtedness | $ 6,510 | $ 0 |
| (2) Minimum dollar net capital requirement of broker under Rule 15c3-1(a)(2) | $ 5,000 | $ 5,000 |
| Net capital requirement (greater of (1) or (2) above) | $ 6,510 | $ 5,000 |
| Excess net capital (net capital less net capital requirement) | $ 7,491 | $ 20,381 |
| Excess net capital at 1.000% (net capital less 10% of aggregate indebtedness) | $ 7,491 | $ 20,381 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| Total liabilities per accompanying statement of financial condition | $97,646 | $ 11,720 |

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

SUPPLEMENTARY INFORMATION cont'd

| | Year Ended December 31 | |
|---|---|---|
| | 2006 | 2005 |
| RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) | | |
| Net capital as reported by the Corporation on Form X-17A-5, Part IIA Focus Report | $ 23,759 | $ 20,381 |
| Net Capital As Reported In Supplementary Schedule Submitted With Audited Financial Statements | $208,047 | $175,364 |

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3 is claimed based upon rule Section (K)(1) - Limited business (mutual funds and/or variable annuities only)

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(585) 427-0500 • Fax (585) 427-0218

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Mr. Elliott R. Mibaum
Preferred Holding Corporation

In planning and performing our audit of the financial statements of Preferred Holding Corporation for the year ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SCHACHT & OLIVER, LLP

Rochester, New York
February 7, 2007

END